UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 55.3%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Quarterly Report on Form 10-Q of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission on August 6, 2010, there were 32,701,062 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of July 3, 2010.  As of the filing date of this Schedule 13D Amendment No. 2, Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"), holds 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.3% of the Shares deemed issued and outstanding.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004 and the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D or Amendment No. 1.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.

Item 5.           Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

       Based  upon the  information set forth in the Quarterly Report on Form 10-Q of the Company, as filed with the SEC on August 6, 2010, there were 32,701,062 Shares issued and outstanding as of July 3, 2010.  As of the filing date of this Amendment No. 2, Cerberus ABP owns 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 2, for the purposes of Reg. Section  240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.3% of the Shares deemed issued and outstanding.

       During the 60 days prior to September 27, 2010, and from September 27, 2010 through the filing date of this Amendment No. 2, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by adding the following three paragraphs immediately after the third paragraph thereof (which third paragraph was added by Amendment No. 1):

       Pursuant to the Offer to Purchase, dated August 2, 2010, as supplemented by the Supplement to the Offer to Purchase, dated August 19, 2010, and the Second Supplement to the Offer to Purchase, dated September 22, 2010, and amended by Amendment No. 1, dated August 13, 2010, Amendment No. 2, dated August 19, 2010, Amendment No. 3, dated August 26, 2010, Amendment No. 4, dated September 1, 2010, Amendment No. 5, dated September 10, 2010 and Amendment No. 6, dated September 17, 2010, to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC on August 2, 2010 (the “Offer to Purchase”), the amended tender offer (the “Amended Offer”) (a) is set to expire at midnight, New York City time, on Friday, October 8, 2010, unless further extended, and (b) is conditioned upon, among other things, (i) the Special Committee (as defined in the Offer to Purchase) having amended its “Solicitation/Recommendation Statement” on Schedule 14D-9 to affirmatively recommend the Amended Offer and not having subsequently withdrawn or amended or modified (whether by further amendment to Schedule 14D-9 or otherwise) in any manner adverse to Cerberus ABP or CCM such affirmative recommendation of the Amended Offer (the “Special Committee Recommendation Condition”), (ii) there being validly tendered and not withdrawn a number of Shares of the Company representing at least a majority of the Shares (including any Shares issued upon exercise of options), excluding Shares owned by Cerberus ABP and the officers and directors of the Company, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Amended Offer (the “Minimum Tender Condition”), and (iii) unless waived, there being validly tendered and not withdrawn a sufficient number of Shares, such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Amended Offer, Cerberus ABP will own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Amended Offer (the “90% Condition”).

       On September 27, 2010, CCM, Cerberus ABP and the Company entered into a Stockholder Agreement (the “Stockholder Agreement”) in connection with the tender offer.  Pursuant to the Stockholder Agreement, Cerberus ABP and CCM agreed that if Cerberus ABP and CCM waive the 90% Condition and complete the Amended Offer, then Cerberus ABP, CCM and the Company will take the actions described below.  The Stockholder Agreement will be effective from the time Cerberus ABP and CCM consummate the Amended Offer by accepting for payment and paying for all Shares validly tendered in the Amended Offer until the time that Cerberus ABP acquires 100% of outstanding Shares of the Company, whether through effecting a short-form merger in accordance with Section 267 of the Delaware General Corporation Law or otherwise (the “Minority Stub Period”).  Pursuant to the Stockholder Agreement, Cerberus ABP and CCM will provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of no less than five business days, commencing no later than the first business day following the expiration date of the Amended Offer.  Cerberus ABP and CCM shall accept for payment and pay for, as promptly as practicable, all Shares validly tendered in the subsequent offering period.  During the Minority Stub Period, (i) Cerberus ABP and CCM will use their best efforts to maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act or voluntarily file reports under the Exchange Act and cause the Shares to continue to be listed for trading on the New York Stock Exchange (“NYSE”), or if not eligible for continued listing, then the NASDAQ Global Select Market or OTCQX; and (ii) the board of directors of the Company shall consist of at least three directors who are independent (the “Independent Directors”) within the meaning of the rules of the NYSE.  Upon the commencement of the Minority Stub Period, the Company shall form a committee of at least three Independent Directors (the “Independent Committee”) whose prior approval (by a majority of the Independent Committee) shall be required for any action taken by the Company under the Stockholder Agreement, and neither Cerberus ABP nor CCM nor any of their affiliates or representatives shall (a) consummate any acquisition of any assets or equity securities of the Company other than pursuant to a short-form merger or (b) consummate any transaction or enter into any merger, business combination or similar transaction with the Company other than pursuant to a short-form merger, in each case, without the approval of, or, in the case of a tender offer, the affirmative recommendation of, the Independent Committee.  The Stockholder Agreement terminates upon the earlier of (x) the date the tender offer is terminated or withdrawn, (y) the date the Minority Stub Period ends in accordance with the terms and conditions of the Stockholders Agreement and (z) the date the Special Committee Recommendation Condition (as defined in the Stockholder Agreement) is no longer satisfied.

       The descriptions of the Stockholder Agreement set forth herein are qualified in their entirety by reference to the complete Stockholder Agreement, which is incorporated by reference as Exhibit 4 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

4.	Stockholder Agreement, dated September 27, 2010, by and among BlueLinx Holdings Inc., Cerberus ABP Investors LLC and Cerberus Capital Management, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2010

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 4

Execution Copy

STOCKHOLDER AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of this 27th day of September, 2010, by and among BlueLinx Holdings Inc., a Delaware corporation (the “Company”), Cerberus ABP Investor LLC, a Delaware limited liability company (“CAI”), and Cerberus Capital Management, L.P. (“Cerberus Capital”), a Delaware limited partnership and the managing member of CAI.

RECITALS

WHEREAS, CAI owns 18,100,000 shares of common stock, par value $0.01 per share, of the Company, which shares represent approximately 55.39% of the aggregate outstanding shares of common stock of the Company;

WHEREAS, CAI and Cerberus Capital have made an offer to the Company’s stockholders (the “Tender Offer”) to purchase any and all of the outstanding shares of the Company’s common stock, par value, $0.01 per share (the “Shares”), at $3.40 per share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2010, (the “Offer to Purchase”), and in the related letter of transmittal (in each case, as heretofore or hereafter amended or supplemented);

WHEREAS, the Offer to Purchase specifies that the Tender Offer is conditioned, which condition may not be waived, upon there being validly tendered and not withdrawn a number of Shares representing at least a majority of the Shares (excluding Shares owned by CAI and by officers and directors of the Company) issued and outstanding as of the date the Shares are accepted for payment pursuant to the Tender Offer (the “Minimum Tender Condition”);

WHEREAS, the Offer to Purchase specifies that the Tender Offer is also conditioned, which condition may not be waived, upon the special committee of independent directors of the Company (the “Special Committee”) amending its “Solicitation/Recommendation Statement” on Schedule 14D-9 to affirmatively recommend the Offer, or the Offer as amended, and not having subsequently withdrawn or amended or modified in any manner adverse to CAI or Cerberus Capital (whether by further amendment to the Company’s Schedule 14D-9 or otherwise) such affirmative recommendation of the Offer, or the Offer as amended, at any time on or prior to the Expiration Date (as defined in the Offer to Purchase) (the “Special Committee Recommendation Condition”);

WHEREAS, the Offer to Purchase specifies that the Tender Offer is also conditioned, which condition may be waived by CAI in its sole discretion, upon there being validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the Shares tendered pursuant to the Offer, CAI will own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Tender Offer (the “90% Condition”);

WHEREAS, the Offer to Purchase also specifies that if, following the consummation of the Tender Offer, CAI owns at least 90% of the outstanding Shares, then it shall promptly cause CAI to consummate a merger with the Company, without holding a meeting of the stockholders, in accordance with Section 267 of the Delaware General Corporation Law (the “DGCL”) (a “Short-Form Merger”), in which all Shares held by stockholders who have not tendered their Shares in the Tender Offer and who do not exercise their appraisal rights under the DGCL will be converted into the right to receive an amount in cash equal to the Offer Price;

WHEREAS, the Special Committee of the Board of Directors of the Company has requested that CAI amend the terms of the Tender Offer for, among things, the following purposes:  (i) to provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, amended (the “Exchange Act”), as set forth herein, and (ii) to provide that, in the event CAI consummates the Tender Offer but after giving effect thereto owns, beneficially or of record, less than 100% of the outstanding Shares, CAI and Cerberus Capital will (A) maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act, (B) cause the Shares to continue to be listed for trading on the New York Stock Exchange or on another marketplace that offers sufficient liquidity for stockholders, (C) maintain a board of directors that consists of at least three directors who meet the definition of “independent” under the rules of the New York Stock Exchange, and (D) not acquire, or agree, offer or propose to acquire, any assets of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, without the approval or recommendation of the Independent Committee (as defined herein), all as set forth hereinbelow;

WHEREAS, CAI and Cerberus Capital have agreed to amend the terms of the Tender Offer in accordance with the request of the Special Committee, and to enter into this Agreement to effectuate certain agreements among the Company, CAI and Cerberus Capital as set forth herein; and

WHEREAS, CAI, Cerberus Capital and the Company are entering into this Agreement for the benefit of those stockholders of the Company (other than CAI) who do not tender their Shares in the Tender Offer and to set forth the terms and conditions upon which CAI and Cerberus Capital will be bound during the period beginning on the date the Tender Offer is consummated by CAI accepting tendered Shares for payment and ending on the date that CAI acquires 100% of the outstanding Shares of the Company, whether through effecting a Short-Form Merger, or otherwise, such period being referred to herein as the “Minority Stub Period”.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.   Subsequent Offering Period.  CAI shall, and Cerberus Capital shall cause CAI to, provide a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act, of no less than five (5) business days, if, upon the expiration of the Tender Offer, the Minimum Tender Condition shall have been satisfied but the 90% Condition shall not have been satisfied, and CAI shall nevertheless have determined to waive the 90% Condition and to accept for payment all Shares validly tendered in the Tender Offer.  The Subsequent Offering Period shall commence no later than the first business day following the expiration date of the Tender Offer.  Subject to the foregoing, including the requirements of Rule 14d-11 under the Exchange Act, and upon the terms and subject to the conditions of the Tender Offer, if CAI determines to accept for payment any Shares tendered pursuant to the Tender Offer then CAI shall accept for payment and pay for, as promptly as practicable, all Shares (A) validly tendered and not withdrawn pursuant to the Tender Offer and (B) validly tendered in any Subsequent Offering Period.

2.   Exchange Act Reporting and Listing Requirements.  At all times during the Minority Stub Period, the Company shall, and CAI and Cerberus Capital shall use their best efforts to and shall not take any action, directly or indirectly, to cause the Company to cease to, (i) maintain its status as a public reporting company subject to, among other things, the reporting requirements under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, or if not subject thereto, to voluntarily file reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, and (ii) continue to have the Shares listed on the New York Stock Exchange (the “NYSE”); provided, however, that if the Company no longer meets the requirements of, or is otherwise ineligible to continue to list its Shares on, the NYSE, then CAI, Cerberus Capital and the Company shall take all appropriate actions to enable the Shares to be quoted on the Nasdaq Global Select Market (the “Nasdaq Market”); and provided further that if the Company does not meet the requirements to be quoted, or otherwise become ineligible to have the Shares quoted, on the Nasdaq Market, then CAI, Cerberus Capital and the Company shall take all appropriate actions to enable the Shares to be listed on the OTCQX U.S. over-the-counter market place (the “OTCQX”) (or if the OTCQX is no longer in existence, a comparable premier tier over-the-counter trading market that requires that issuers remain current in their filings with the Securities and Exchange Commission (the “Commission”) or applicable regulatory authority).

3.   Independent Directors.  During the Minority Stub Period, the Board of Directors of the Company (the “Board”) shall consist of at least three directors who are independent (the “Independent Directors”) within the meaning of the rules of the New York Stock Exchange (the “NYSE Rules”) (or if the Shares are listed on another national securities exchange, the comparable and applicable rules and policies of such other national securities exchange).  Upon the commencement of the Minority Stub Period, the Company shall form a committee of at least three Independent Directors (the “Independent Committee”). Any action taken by the Company under this Agreement, including the approval of any amendment or waiver of this Agreement, any approval of the assignment of any rights, interests or obligations under this Agreement or any negotiations to modify this Agreement, shall require the approval, or to the extent that approval by the Board is required by applicable law, the favorable recommendation to the Board, of a majority of the Independent Committee. The Independent Committee shall, to the fullest extent permitted by law, have the full power and authority of the Company’s Board of Directors to enforce the provisions of this Agreement.

4.   Standstill.  During the Minority Stub Period, neither CAI, Cerberus Capital, nor their Affiliates shall (and neither CAI, Cerberus Capital nor any of their Affiliates shall assist, provide or arrange financing to or for others or encourage others to), directly or indirectly, acting alone or in concert with others (including by forming, joining or entering a group (within the meaning of Section 13(d)(4) of the Exchange Act)), unless prior to the consummation of any action described in subsection (a) or (b) below, such action is, in the case of a tender offer, affirmatively recommended, or, in any other case, approved by a majority of the Independent Committee:

(a)   acquire or agree, offer, seek or propose to acquire ownership (including, but not limited to, beneficial ownership as such term is defined in Rule 13d-3 under the Exchange Act) of any assets or businesses of the Company or any equity securities issued by the Company, or any rights or options to acquire such ownership (including from a third party), other than pursuant to a Short-Form Merger; or

(b)   propose or enter into, directly or indirectly, any merger, share exchange, consolidation, recapitalization, reverse stock split, business combination or other similar transaction involving the Company or any of its Affiliates, other than pursuant to Short-Form Merger.

As used in this Agreement:

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the person specified.

5.   Stockholder Capacity.  The Company acknowledges and agrees that CAI is executing this Agreement solely in its capacity as a stockholder of the Company, and nothing in this Agreement shall limit or restrict any partner, member, director, officer, employee or affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) of CAI who is or becomes during the term hereof a member of the Board from acting, omitting to act or refraining from taking any action, solely in such person’s capacity as a member of the Board consistent with his or her fiduciary duties in such capacity as required by applicable law.

6.   Representations and Warranties of the Company.  The Company hereby represents and warrants to CAI and Cerberus Capital as follows:

(a)   The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)   This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)   The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of any of its organizational documents.

7.   Representations and Warranties of CAI and Cerberus Capital.  CAI and Cerberus Capital each hereby represent and warrant to the Company as follows:

(a)   Each of CAI and Cerberus Capital has the entity power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)   This Agreement has been duly and validly authorized, executed, and delivered by each of CAI and Cerberus Capital, constitutes a valid and binding obligation and agreement of each of CAI and Cerberus, and is enforceable against each of CAI and Cerberus Capital in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)   The execution, delivery and performance of this Agreement by CAI and Cerberus Capital does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to CAI or to Cerberus Capital or (ii) result in any breach or violation of CAI or Cerberus Capital organizational documents.

8.   Term of this Agreement.  This Agreement is made and entered into as of the date first above written.  This Agreement shall automatically terminate upon the earlier of (A) the date that CAI terminates or withdraws the Tender Offer without accepting for payment any Shares tendered pursuant thereto, (B) the date the Minority Stub Period ends in accordance with the terms and conditions hereof, or (C) the date the Special Committee Recommendation Condition is no longer satisfied.

9.   Miscellaneous.

(a)   This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.  Any waiver shall be effective only in the specific instance and for the specific purpose for which the waiver is given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

(b)   All notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt by the recipient, or (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service.  All notices hereunder shall be delivered addressed to the parties (and shall be deemed delivered only if delivered by one of the means described in the immediately preceding sentence) at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

Cerberus Capital Management, L.P.
299 Park Avenue, New York, NY 10171
Attention: Mark A. Neporent, Esq.
Facsimile: (212) 891-1540

with a copy (which shall not constitute notice pursuant to this Section 8(b)) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Richard A. Presutti, Esq.
Facsimile: (212) 593-5955

if to the Company, to:

BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention: Sara Epstein, Esq.
Facsimile: (770) 953-7008

with a copy (which shall not constitute notice pursuant to this Section 8(b)) to:

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, GA 30309-3053
Attention: Mark L. Hanson, Esq.
Facsimile: (404) 581-8330

(c)   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof’ shall refer to the date of this Agreement. The term “or” is not exclusive.

(d)   This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement.  This Agreement shall become effective when (i) one or more counterparts have been signed by each of the parties hereto and delivered to the other parties and (ii) the Special Committee Recommendation Condition has been satisfied.  Each party need not sign the same counterpart.

(e)   This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies.

(f)   This Agreement shall be governed by, and construed in accordance with, the internal procedural and substantive laws of the State of Delaware, applicable to instruments and agreements made and performed entirely in such state and without regard to the conflicts of law principles of such state.

(g)   The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (the “Chancery Court”) or in any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto hereby agrees that all legal proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court or the United States Federal District Court for the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such legal proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such legal proceeding. The parties hereto agree that a final judgment in any such legal proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(h)   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by CAI or Cerberus Capital, on the one hand, without the prior written consent of the Company nor by the Company, on the other hand, without the prior written consent of CAI and Cerberus Capital, and any assignment without such consent shall be null and void, except that CAI may assign their rights hereunder to any affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) to whom any such entity transfers shares of Common Stock, provided that in such case, such affiliate agrees to be bound by the terms and conditions of this Agreement.  Any purported assignment in violation of this Section 9(h) shall be void.  Subject to the preceding sentences of this Section 9(h), this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and assigns.

(i)   Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.

(j)   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first above written.

THE COMPANY:

BLUELINX HOLDINGS INC.

By:	/s/ H. Douglas Goforth
Name: H. Douglas Goforth
Title: Chief Financial Officer and Treasurer

CERBERUS ABP INVESTOR LLC:

By:	/s/ Steven F. Mayer
Name: Steven F. Mayer
Its:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Lenard B. Tessler
Name: Lenard B. Tessler
Its:	Managing Director